Mail Stop 4561
	 								May 23, 2006

VIA U.S. MAIL AND FAX (415) 978-3014

Mr. Christopher J. Zyda
Chief Financial Officer
Luminent Mortgage Capital, Inc
One Market, Spear Tower, 30th Floor
San Francisco, CA 94105

      Re:	Luminent Mortgage Capital, Inc
      	Form 10-K for the year ended December 31, 2005
      	Filed March 9, 2006
      File No. 1-31828

Dear Mr. Zyda:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

1. Please tell us and revise your filing to include a complete description of your accounting policy for the allowance for credit losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses. Specifically discuss the following:

* Explain how you determine each element of the allowance.
* Explain which loans are evaluated individually and which are evaluated as a group.
* Explain how you determine both the allocated and unallocated portions of the allowance for credit losses.
* Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.

Form 10-Q for the quarter ended March 31, 2006

Condensed Consolidated Statements of Operations, page 3

2. Please revise your statements of operations to display interest expense on a disaggregated basis, displaying a separate interest expense line item for each income line item presented.

Note 2 - Mortgage-Backed Securities, page 10

3. We note from your disclosure that you had unrealized losses of $14.8 million and $12.7 million in mortgage-backed securities at March 31, 2006 and December 31, 2005, respectively, and that the cause of the temporary impairment was solely attributed to changes in interest rates. Please tell us how you have determined that these losses are temporary, and under what circumstances these investments would regain their value to meet or exceed their amortized cost.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Christopher J. Zyda
Luminent Mortgage Capital, Inc
May 23, 2006
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